Exhibit 99.1

For Immediate Release: June 15, 2022

Attention: Business Editors

VERSABANK TO PARTICIPATE AT SIDOTI & COMPANY VIRTUAL INVESTOR CONFERENCE ON THURSDAY, JUNE 16, 2022 10:45 AM ET

LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a leader in digital banking and cyber security solutions, today announced that David Taylor, President and Chief Executive Officer, is scheduled to present at the Sidoti & Company Virtual Investor Conference on Thursday, June 16 at 10:45 a.m. ET. A webcast of the presentation will be available in the Investor Relations section of VersaBank’s website at  www.versabank.com. A replay of the presentation will be available on the same page of the website following the event.

ABOUT VERSABANK

VersaBank is a Canadian Schedule I chartered bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and on Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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